UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HERCULES OFFSHORE, INC.

(Exact name of registrant as specified in its charter)

Delaware	83-0402575
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9 Greenway Plaza, Suite 2200
Houston, Texas	77046
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: [N/A]

Securities to be registered pursuant to Section 12(g) of the Act:

None

(title of class)

Item 1. Description of Registrant’s Securities to be Registered.

As previously reported, on August 13, 2015, Hercules Offshore, Inc. (the “Company”) and certain of its subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Court”), Case No. 15-11685. On September 24, 2015, the Court confirmed the Joint Prepackaged Plan of Reorganization of the Debtors (the “Plan”). The Plan becomes effective on November 6, 2015 (the “Effective Date”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Plan.

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, a new class of common stock, par value $0.01 per share, of the Company initially issued pursuant to the Plan upon its effectiveness (the “Common Stock”). All previously issued and outstanding shares of the Company’s common stock and all other previously issued and outstanding Equity Interests in the Debtors will be cancelled on the Effective Date.

General. The Company has authority to issue 139,650,000 shares of Common Stock. In addition, the Company has authority to issue 350,000 shares of preferred stock which will have such rights, powers and preferences as the board of directors of the Company (the “Board of Directors”) shall determine.

Dividend Rights. Subject to applicable law and the rights, powers and preferences of any Preferred Stock (to the extent such stock is designated, issued and outstanding), dividends may be paid on the Common Stock, as the Board of Directors shall from time to time determine, out of any assets of the Company available for such dividends.

Voting Rights. Subject to applicable law and the rights, powers and preferences of any Preferred Stock (to the extent such stock is designated, issued and outstanding), the holders of the Common Stock shall exclusively possess full voting power for the election of directors and for all other purposes. Any holder of Common Stock of the Company having the right to vote at any meeting of the stockholders or of any class or series thereof shall be entitled to one vote for each share of stock held by him, provided that no holder of Common Stock shall be entitled to cumulate his votes for the election of one or more directors or for any other purpose. At all meetings of stockholders for the election of directors, a plurality of the votes cast by holders of shares entitled to vote in the election of directors at the meeting shall be sufficient to elect. Unless otherwise required by applicable law, the Certificate of Incorporation of the Company (the “Certificate”) or the Bylaws of the Company for approval or ratification of any matter approved and recommended by the Board of Directors, the vote required for approval or ratification shall be a majority of the votes cast on the matter, voted for or against. Stockholders of the Company holding stock representing not less than the minimum number of votes needed to authorize or take an action at a meeting may authorize or take that action by written consent in lieu of a meeting.

Board of Directors. Directors shall be elected by a plurality of the votes cast at the annual meetings of stockholders. Each director so elected shall hold office until the next annual meeting and until his successor is duly elected and qualified or until his earlier death, resignation, disqualification or removal. Furthermore, stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares of capital stock then entitled to vote in the election of directors.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, or any reduction or decrease of its capital stock resulting in a distribution of assets to the holders of Common Stock, subject to applicable law and the rights, powers and preferences of any Preferred Stock (to the extent such stock is designated and issued), the holders of the Common Stock shall be entitled to receive, pro rata, all of the remaining assets of the Company available for distribution to its stockholders.

Potential Trading Restrictions. The Certificate provides that if, prior to the fifth anniversary of the Company’s emergence from Chapter 11 protection both (i) the Market Capitalization (which means, as of any date means the Company’s then market capitalization calculated using the rolling 30-day weighted average trading price of the Common Stock) of the Company has decreased (as adjusted for any extraordinary dividends, as determined in good faith by the Board) by at least 35% from the Emergence Date Market Capitalization (which means the Company’s market capitalization calculated using the weighted average trading price of the Common Stock over the 30 day period following the date on which the Company emerges from Chapter 11 bankruptcy protection (the “Emergence Date”)) and (ii) at least 25 percentage points of “owner shift” has occurred with respect to the Company’s equity for purposes of Section 382 of the Internal Revenue Code of 1986, as amended and the Treasury Regulations promulgated thereunder (collectively, “Section 382”) since the Company’s most recent “ownership change” as reasonably determined by the Company (in consultation with outside counsel) in accordance with Section 382, then the Board shall meet on an expedited basis to determine whether to impose restrictions on the trading of the Company’s stock in accordance with the provisions of Article Twelfth of the Certificate and to determine the definitive and ancillary terms of such restrictions. Any such imposition of restrictions shall require the affirmative vote of two-thirds (2/3) of all directors then in office and shall be announced promptly by a press release and the filing of a Form 8-K with the Securities and Exchange Commission.

The principal terms of such trading restrictions are:

•	Any acquisition of the Company’s stock by a person or entity who is not a 5% stockholder of the Company will be null and void ab initio as to the purchaser to the extent such acquisition causes such person or entity to become a 5% stockholder of the Company, unless the acquisition of such stock (i) was previously approved in writing by the Board, or (ii) will not result in an increase in an “owner shift” for purposes of Section 382 in excess of any “owner shift” that would have occurred if the seller had sold the same amount of stock through general public market transactions (e.g., because the stock is purchased from another 5% stockholder whose stock acquisition had caused an owner shift) (a “Permitted Acquisition”).

•	Any person or entity that is a 5% stockholder of the Company shall not be permitted to acquire any additional stock of the Company without the prior written consent of the Board, unless the acquisition is a Permitted Acquisition. Any such acquisition of stock that is not a Permitted Acquisition will be null and void ab initio as to the purchaser. Any acquisition in violation of the limits in this bullet or the preceding one is referred to as a “Prohibited Transfer” and the securities so acquired as “Excess Securities.”

•	To the extent the Board determines that a Prohibited Transfer has occurred, then the recipient of any shares in a Prohibited Transfer (a “Purported Transferee”) shall, upon written demand by the Company, transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any dividends or other distributions that were received by the Purported Transferee from the Company with respect to the Excess Securities (the “Prohibited Distributions”), to the previous stockholder that had purportedly transferred the Excess Securities in such Prohibited Transfer (the “Purported Transferor”) or, if such transfer is not possible for any reason, the Purported Transferee shall surrender all of the Excess Securities and Prohibited Distributions to the Company, to be issued or distributed, as the case may be, by the Company to the Purported Transferor.

•	All stockholders of the Company that have filed or would be required to file a Schedule 13D or 13G with the SEC with respect to the Company shall be required to provide the following information to the Company regarding such stockholder’s ownership of the Company’s stock: (i) the dates of the acquisition and disposition of all such stock, (ii) the amounts of such acquisitions and dispositions, and (iii) such other information as may be reasonably necessary for the Company to determine the effect of such acquisition or disposition on the Company’s net operating loss carryforward or as may be required by applicable law or regulation.

The Company shall announce by press release and the filing of a Form 8-K if its Board shall determine that trading restrictions are no longer required, or if the trigger provisions are no longer satisfied; provided, however, that if trading restrictions shall be imposed following a decline in the value of the Company’s market capitalization, any increase in the value of the Company’s stock shall not result in the lapse of such trading restrictions unless such increase (determined on a weighted average 30 day trading period) shall be at least 10% greater than the trigger price.

Other Rights. The Common Stock will carry no preemptive or other subscription rights to purchase shares of the Common Stock and will not be convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Except as described above under “Potential Trading Restrictions,” the Common Stock will carry no restrictions on alienability and will contain no provisions discriminating against any existing or prospective stockholder.

Item 2. Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A:

3.1.	Second Amended and Restated Certificate of Incorporation of Hercules Offshore, Inc.

3.2	Second Amended and Restated By-Laws of Hercules Offshore, Inc.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HERCULES OFFSHORE, INC.

Date: November 6, 2015	By:	/s/ Beau M. Thompson
Beau M. Thompson
Senior Vice President
General Counsel and Secretary